Exhibit 12.1
Kimco Realty Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
For the year ended December 31, 2006

Pretax earnings from continuing operations before adjustment for minority interests or income loss from equity investees	$234,186,702

Add:
Interest on indebtedness (excluding capitalized interest)	172,995,038
Amortization of debt related expenses	3,489,985
Portion of rents representative of the interest factor	6,836,053

417,507,778

Distributed income from equity investees	152,098,895

Pretax earnings from continuing operations, as adjusted	$569,606,673

Fixed charges -
Interest on indebtedness (including capitalized interest)	$195,735,758
Amortization of debt related expenses	1,817,385
Portion of rents representative of the interest factor	6,836,053

Fixed charges	$204,389,196

Ratio of earnings to fixed charges	2.8

144